Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Information Letter was posted by Comcast on its website:

Comcast Corporation 300 New Jersey Avenue, NW Suite 700 Washington, DC 20001

August 22, 2014

VIA ELECTRONIC FILING

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C.  20554

Re:	In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations, MB Docket No. 14-57

Dear Ms. Dortch:

           On August 20, 2014, David L. Cohen, Executive Vice President of Comcast Corporation (“Comcast”), and the undersigned met with Commissioner Clyburn, Adonis Hoffman, Rebekah Goodheart, and Laura Arcadipane to discuss Comcast’s transaction with Time Warner Cable Inc. (“TWC”) and the Divestiture Transactions with Charter Communications, Inc. (“Charter”) and SpinCo (collectively, the “Transactions”).1

We noted, as an initial matter, that the Commission’s review of license-transfer proceedings should focus on transaction-specific issues and on protecting competition, not competitors.  We reiterated the many compelling pro-consumer and pro-competitive public interest benefits of the Transactions as explained in the parties’ public interest submissions,2 including the extension of Comcast’s acclaimed Internet Essentials program to the acquired systems, and explained why certain categories of criticisms that have been lodged thus far against the Transactions – specifically, those related to (i) industry consolidation, (ii) broadband, (iii) video programming, (iv) diversity, and (v) advertising – lack merit.

1         See Commission Seeks Comment on Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and SpinCo to Assign and Transfer Control of FCC Licenses and Other Authorizations, Public Notice, MB Docket No. 14-57, DA 14-986 (July 10, 2014).

2        Application and Public Interest Statement of Comcast Corp. and Time Warner Cable Inc., MB Docket No. 14-57 (Apr. 8, 2014) (“Comcast-TWC Public Interest Statement”); Public Interest Statement of Comcast Corporation and Charter Communications Inc., Charter-to-Comcast Exchange Transaction, MB Docket No. 14-57 (June 4, 2014); Public Interest Statement of Charter Communications, Inc. and Comcast Corporation, Comcast-to-Charter Exchange and Sale Transactions, MB Docket No. 14-57 (June 4, 2014); Public Interest Statement of SpinCo, Charter Communications, Inc., and Comcast Corporation, Spin Transaction, MB Docket No. 14-57 (June 4, 2014).

Marlene H. Dortch
August 22, 2014

Industry Consolidation.  In response to anticipated claims regarding industry consolidation generally, we explained that the Transactions should be considered on their own merits rather than in connection with any other potential transaction.  We noted that Comcast has been committed from the start to ensure that the combined company’s post-transaction share of managed residential video subscribers would be below the Commission’s prior 30 percent horizontal ownership cap that was twice rejected by the D.C. Circuit as too low3 – at approximately the same level previously approved by the Commission in the AT&T Broadband and Adelphia transactions4 – and that the Divestiture Transactions fully deliver on Comcast’s stated intention when the TWC transaction was first announced.5  We also highlighted the fact that the programming marketplace and MVPD marketplace are more competitive than ever before, with more choices for consumers of what to watch and where to watch it (including rapidly growing online outlets).6  And we noted that the Transactions will not result in the loss of any competitors in the marketplace since Comcast, TWC, and Charter do not compete against each other in any market.

Broadband. We emphasized that anticipated claims that the Transactions will harm broadband competition, and that the combined company will have a 50 percent or greater share of the national broadband market are incorrect and based on faulty assumptions or wrong facts.  We explained that the most up-to-date data (based on the Commission’s latest Internet Access Services Report as of June 2013 and the parties’ corresponding Form 477 data) show the combined company having a 35.5 percent share of the narrow fixed-only universe of broadband connections following the Transactions, and a 15.5 percent share when mobile broadband connections are included.  This is a non-trivial decrease from just six months before, which reflects the robust competitive nature of the marketplace.7

Regardless, however, we explained that any focus on national broadband share is inapt. The combined company’s static share of the national universe of broadband subscribers is irrelevant to whether the combined company could act as a bottleneck or harm edge providers, because broadband

3         See Comcast Corp. v. FCC, 579 F.3d 1 (D.C. Cir. 2009); Time Warner Entm’t Co., L.P. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001) (noting that based on the record a limit lower than 60 percent could not be justified).

4         See Applications for Consent to the Transfer of Control of Licenses from Comcast Corp. and AT&T Corp., Transferors to AT&T Comcast Corp., Transferee, Memorandum Opinion and Order, 17 FCC Rcd. 23246 (2002), aff’d sub nom. Consumer Fed’n of Am. v. FCC, 348 F.3d 1009 (D.C. Cir. 2003); Applications for Consent to the Assignment and/or Transfer of Control of Licenses from Adelphia Commc’ns Corp. (and Subsidiaries, Debtors-In-Possession), Assignors, to Time Warner Cable Inc. (Subsidiaries), Assignees, Adelphia Commc’ns Corp. (and Subsidiaries, Debtors-In-Possession), Assignors and Transferors, to Comcast Corp. (Subsidiaries), Assignees and Transferees, Memorandum Opinion and Order, 21 FCC Rcd. 8203 (2006).

5         See Letter from Kathryn A. Zachem, Comcast, and Steven Teplitz, TWC, to Marlene H. Dortch, FCC, MB Docket No. 14-57 (June 5, 2014).

6         Comcast-TWC Public Interest Statement at 5, 20-22, 143-46.

7         See Letter from Kathryn A. Zachem, Comcast, et al., to Marlene H. Dortch, FCC, MB Docket 14-57, at 5 & n.10 (June 27, 2014) (“June 27th Letter”) (calculations include the reduction of 3.9 million subscribers following the Divestiture Transactions with Charter). Prior to the release of the Internet Access Services Report as of June 2013, Dr. Israel calculated Comcast’s post-transaction share of national broadband subscribers as 39.5 percent of fixed-only connections and as 19.9 percent of fixed and mobile connections combined based on December 2012 data (assuming planned divestitures of 3 million customers). See Comcast-TWC Public Interest Statement at 158; id., Exhibit 6, ¶ 42 & Table 1 (“Israel Decl.”); see also June 27th Letter at 5.

Marlene H. Dortch
August 22, 2014

competition depends on the choices available to consumers at the local level.8  Comcast and TWC serve almost entirely distinct geographic areas and do not compete in any relevant market for Internet access services.9  Therefore, the transaction will change nothing about competition for such services and the number of broadband choices available to consumers.  And with respect to Internet backbone interconnection, we explained that the market for peering and transit is intensely competitive and diverse, and that national share in the customer-facing ISP business (so-called “last-mile” connections) does not translate into any kind of market power in the Internet backbone interconnection business (so-called “first-mile” connections).  Thus, edge providers and content distribution networks have and will continue to have numerous options to interconnect with our network and reach our broadband customers.  In part because of the proliferation of different transit options, transit prices have dropped by over 99 percent since 1998 on a cost-per-megabit basis.10

We also touched on the fact that the retail broadband marketplace is increasingly competitive.  Consumers enjoy ample and growing choices of broadband providers, particularly as telcos continue to make investments in fiber and advanced DSL services, and wireless broadband increasingly becomes a more robust competitive alternative to wireline service in the near-future.11  We noted that wireless broadband has experienced staggering growth in recent years.  While today wireless is certainly at least a partial substitute for many consumers (and a full substitute for some), any current constraints on wireless broadband as a complete substitute for wireline service are primarily a function of cost, not technological capabilities.12  Other companies, including Comcast’s competitors, recognize the potential and marketplace opportunity for wireless broadband.13  And, as detailed in our filings, the Transactions will yield a number of broadband-related public interest benefits, such as spurring increased competition from broadband providers and facilitating innovation by edge providers.14

Video Programming.  In response to anticipated claims that might be raised by various programmers and other parties, we explained that the Transactions will not pose any competitive concerns relating to the market for purchasing video programming. The Transactions are unlikely to lead to materially greater bargaining power for the combined company with respect to programmers.15 As noted, the fact that Comcast’s post-transaction share of managed residential MVPD subscribers will be below the level of the Commission’s twice-rejected horizontal ownership cap puts to rest any

8	See Comcast-TWC Public Interest Statement at 158; Israel Decl. ¶¶ 20-23, 42.

9	See id. at 127 & n.307, 138.

10	See Comcast-TWC Public Interest Statement at 161 & n.429.

11	See id. at 42-56 (describing the range of competing broadband technologies, including satellite broadband offerings); see also Israel Decl. ¶¶ 43-68 (same).

12	See Comcast-TWC Public Interest Statement at 56; Israel Decl. ¶ 67.

13             For example, AT&T plans to deploy LTE-based fixed wireless local loop services to approximately 13 million customers across 48 states at download speeds of 15-20 Mbps. Description of the Transaction, Public Interest Showing, and Related Demonstrations, AT&T Inc. and DirecTV, MB Docket No. 14-90, at 42-44 (June 11, 2014). Masayoshi Son, Chairman and CEO of Softbank, stated that he envisions offering mobile broadband speeds of 200 Mbps. Masayoshi Son, CEO, Softbank Corp.¸The Promise of Mobile Internet in Driving American Innovation, the Economy and Education, Tr. at 12 (Mar. 11, 2014), http://webcast.softbank.co.jp/en/press/20140311/pdf/press_20140311_02.pdf.

14	See, e.g., Comcast-TWC Public Interest Statement at 42-56; Israel Decl. ¶¶ 63-68; 161-70.

15	See Comcast-TWC Public Interest Statement at 143-49.

Marlene H. Dortch
August 22, 2014

competitive concerns in this area. With regard to smaller, independent programmers, we highlighted Comcast’s stellar record of supporting independent programming voices.  Comcast carries over 160 independent networks and has substantially expanded carriage of 120 independent networks by millions of subscribers in the past three years.16

Diversity.  We highlighted Comcast’s commitment to diversity and its best-in-class diversity and inclusion program. This program has been enhanced over the past three years by a variety of voluntary commitments Comcast made in connection with the NBCUniversal transaction that span five key focus areas across all aspects of Comcast’s business:  (1) governance, (2) workforce recruitment and retention, (3) procurement, (4) programming, and (5) philanthropy and community investment.  As detailed in the recently released Diversity and Inclusion Progress report, the annual Corporate Social Responsibility report, and in the Comcast-TWC Public Interest Statement, Comcast has made clear progress towards these goals, in many cases exceeding its commitments and expanding upon them with new or modified initiatives.17  In particular, we discussed the significant role the Joint Diversity Advisory Council – a unique external advisory group consisting of more than 40 nationally recognized advisors on diversity from business, community-based organizations, and the media/entertainment industry – plays in assisting with Comcast’s diversity and inclusion efforts, including its workforce diversity initiatives, such as those focused on recruitment and retention.  We also discussed Comcast’s progress in meeting the requirement set out in the Comcast-NBCUniversal Order that Comcast launch eight minority-owned or managed independent networks.18  Since 2011, Comcast has launched four such networks:  ASPiRE, BabyFirst Americas, REVOLT, and El Rey.  We provided an update on each of these networks, and noted how Comcast’s Joint Diversity Advisory Council supports the networks, including advising on how to grow and expand distribution beyond Comcast systems.

Advertising. We explained that the Transactions will enable the combined company to become a stronger advertising competitor and will benefit advertisers by facilitating the development and deployment of next-generation advertising technologies, such as addressable advertising.19  We also reviewed the relative market shares of local cable television advertising in the overall local advertising market – based on SNL Kagan data, only seven percent of local advertising revenues go to cable – and discussed the strongly pro-competitive role that interconnects and NCC Media play in the advertising market.

We also discussed why concerns regarding the advertising marketplace are unfounded. Comcast and TWC serve distinct geographic markets and do not compete for cable spot advertising. We also noted that both the Commission and the DOJ have found that cable spot advertising and broadcast advertising are not close substitutes and, therefore, constitute two separate product markets.

16            See id. at 149.

17         See Diversity and Inclusion Progress Report, Comcast Corp., http://corporate.comcast.com/diversityreport; 2013 Corporate Social Responsibility Report, Comcast Corp., http://corporate.comcast.com/images/Comcast_NBCUniversal_CSR_2013.pdf; Comcast-TWC Public Interest Statement at 110-20.

18         See Applications of Comcast Corp., General Elec. & NBCUniversal, Inc. for Consent to Assign Licenses and Transfer Control of Licenses, Memorandum Opinion and Order, 26 FCC Rcd. 4238, App. A § III(3) (2011) (“Comcast-NBCUniversal Order”).

19            See id. at 103-06.

Marlene H. Dortch
August 22, 2014

The few DMAs in which NBCUniversal currently owns and operates a broadcast station and Comcast will be acquiring cable systems are large and highly competitive markets with numerous options for advertisers (even narrowly limited to television advertising), thus posing no harm to competition.20  We indicated that such allegations vastly overestimate the significance of cable’s role.

We responded to questions raised during the meeting regarding the allegation made by Viamedia in its filing with the New York Public Service Commission that the Transactions will harm small businesses that purchase cable spot advertising.21 As noted, cable advertising is just a small part of the local advertising marketplace, and advertisers have numerous local options both on television and elsewhere.  The fact that Comcast today manages interconnects in other regions is irrelevant to the competitive analysis, since these interconnects do not compete with the TWC interconnects that Comcast will come to manage after the Transactions.  Like other issues raised in this proceeding, Viamedia’s advocacy is driven not by a legitimate concern about competition but rather by its own business objectives.

Internet Essentials.  Finally, we provided an update on Comcast’s acclaimed Internet Essentials broadband adoption program, which has connected over 1.4 million low-income Americans to the Internet at home.  Specifically, we discussed the recently announced amnesty program for low-income families who could qualify for the Internet Essentials program, but have a past due balance over a year old with Comcast.22 In response to questions, we also described the thousands of community partners who have helped make this program such a success, how Comcast selects its community partners that assist with the program, and Comcast’s continued assessment of expanded eligibility opportunities and ways to simplify the application process.

Please direct any questions to the undersigned.

Respectfully submitted,

/s/ Kathryn A. Zachem
Senior Vice President, Regulatory and State Legislative Affairs Comcast Corporation

cc:	Rebekah Goodheart Adonis Hoffman Laura Arcadipane

20            Comcast-TWC Public Interest Statement at 155-56.

21         Viamedia, Inc. Comments, Case 14-M-0183, N.Y. P.S.C., 2-3, 6-8 (Aug. 8, 2014). We clarified that Viamedia is not an advertiser, but an advertising broker.

22         See Press Release, Comcast Corp., Comcast Offers Complimentary Internet Service and an Amnesty Program for Low-Income Families (Aug. 4, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-offers-up-to-six-months-of-complimentary-internet-service-and-an-amnesty-program-for-low-income-families.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on August 14, 2014, Comcast filed with the Securities and Exchange Commission (“SEC”) an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and

the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.